

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

February 22, 2007

By U.S. Mail and facsimile to 336-379-6972

Mr. Gary L. Smith
Chief Financial Officer
International Textile Group, Inc.
804 Green Valley Road, Suite 300
P.O. Box 26540
Greensboro, NC 27415

   Re: International Textile Group, Inc. ("the company")
       File No.:   000-23938

Dear Mr. Smith:

   In your letters dated January 29, February 12 and February 21, 2007, you requested that the staff not object to the company's determination to report a change in reporting entity resulting from the common control reorganization of Safety Components International, Inc. (" SCI", now International Textile Group, Inc.) and ITG Holdings, Inc. (" ITGH") by presenting the historical financial statements of SCI as previously reported and reflect the combined financial statements of SCI and ITGH from the date of reorganization October 20, 2006 forward. The company's parent formed and acquired the operations of ITGH in 2004 and acquired SCI on December 2, 2005. On October 20, 2006, ITGH and SCI were combined by their parent in a reorganization under common control.

    As discussed in our telephone conference on February 21, 2007, it is the staff's view that ITGH should be deemed the predecessor as it was the first entity acquired and controlled by the parent. Accordingly, the financial statements of the company should be recast to reflect ITGH for all periods presented and SCI from the date of acquisition by the parent on December 2, 2005 at historical cost. Please note that the acquisition of any minority interest should be recorded at fair value. The staff would not object to the proposed financial statement presentation in your 2006 Form 10-K outlined under <u>Concern # 3 Conclusion</u> on pages 11 and 12 of your February 12, 2007 letter.

   The conclusions reached in this letter are based solely on the information provided in your letters. Different or additional facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3511.

          Sincerely,

          Louise M. Dorsey
          Associate Chief Accountant